SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Submits Application for Mobile WiMAX Trials in Tel Aviv- Ramat Gan dated May 4, 2008.

     2. Press Release re 012 Smile.Communications Ltd Announces That it has Been Notified of a Proposed Class Action Lawsuit With Respect to its International Calling Cards dated May 4, 2008.

     3. Press Release re 012 Smile.Communication's First Quarter Earnings Release and Conference Call Scheduled for May 13, 2008 dated May 6, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

012 Smile.Communications Submits Application for Mobile WiMAX
Trials in Tel Aviv- Ramat Gan

Sunday May 4, 2:27 am ET

PETACH TIKVA, Israel, May 4 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines ltd (Nasdaq: IGLD; TASE) reports that her it's subsidiary 012 Smile.Communications (Nasdaq: SMLC; TASE), a growth-oriented provider of communication services in Israel, today announced that it has applied to Israel's Communications Ministry to expand its license for mobile WiMAX trials to allow an expanded trial in the Tel Aviv-Ramat Gan area, Israel's most densely populated business and residential center. Through the trial, the Company plans to provide users with an Internet connectivity rate of up to a high 10MB, a speed sufficient to support both mobile telephony and a variety of Internet-based applications. The trial will utilize WiMAX technology provided by Alvarion (Nasdaq: ALVR - News).

012 Smile.Communications was the first Israeli company to receive a license for the operation of a fixed WiMAX trial in March 2007. Later, the Company, in partnership with Alvarion and Intel, expanded the trial to bring WiMAX-based Internet and telephony services to the city of Sderot, currently a security challenged region in Israel's Western Negev. Under the framework of this innovative initiative, the Company brought connectivity to kindergartens and an elementary schools that had relocated in light of the security situation, and established a Mobile WiMAX area covering the campus of the region's Sapir Institute.

Ms. Stella Hendler, President and CEO of 012 Smile.Communications, commented, "We view Mobile WiMAX as an important technology for supporting a portion of the mobile services that we intend to roll out in the future, and our Tel Aviv trial is one more link in a chain of the activities that are preparing us to launch countrywide services. As soon as the Ministry of Communications grants us the required licenses and terms, we will be ready to enter the cellular market as an additional operator. Through the provision of services that combine MVNO, Mobile WiMAX and Mobile VoB (both VoB over 3G and VoB over Wi-Fi ) technologies, we believe that we will be able to offer attractive cellular services, both from the standpoint of price and from the technological advancement of our offerings."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e- Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il  /  Tel:+972-3-516-7620


    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972 200-3848

                                                                          ITEM 2

Press Release                           Source: Internet Gold - Golden Lines ltd

012 Smile.Communications Ltd Announces That it has Been Notified of a Proposed Class Action Lawsuit With Respect to its International Calling Cards

Sunday May 4, 2:38 am ET

PETACH TIKVA, Israel, May 4 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines ltd (Nasdaq: IGLD; TASE) reports that her it's subsidiary 012 Smile.Communications (Nasdaq: SMLC; TASE), a growth-oriented provider of communication services in Israel, today announced that the company received a monetary claim and an application for permission to file it as a class action lawsuit against it, as well as against Netvision 013 Baraq Ltd.

The claim was filed in the Petach Tikva District Court by a citizen of the Philippines who is employed in Israel, and who claims to have used the international calling cards of two international telephony companies to call abroad. The purported plaintiff claims that the two international telephony companies improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. The purported plaintiff also alleges that he and others were over charged due to a longer call duration calculation than the actual duration of the calls and that he and others were not informed about the per-minute calculation policy.

The purported plaintiff seeks court permission to file the claim as a class action lawsuit by virtue of Israel's Class Actions Law on behalf of groups of persons that include anyone who purchased calling cards distributed by one of the two international telephony companies during the seven year period prior to filing the claim or during the term of the proceedings. The purported plaintiff has alleged that the damages caused to all members of the purported class by both companies total approximately NIS 158 million.

The company has not had an opportunity to review the claims with its counsel and is unable to provide any comments at this time.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e- Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:


    Mor Dagan - Investor Relations
    mor@km-ir.co.il  /  Tel:+972-3-516-7620


    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972 200-3848

                                                                          ITEM 3

Press Release                              Source: 012 Smile.Communications Ltd.

012 Smile.Communication's First Quarter Earnings Release and Conference Call Scheduled for May 13, 2008

Tuesday May 6, 1:22 am ET PETACH TIKVA, Israel, May 6 /PRNewswire-FirstCall/ -- 012 Smile.Communications (Nasdaq: SMLC - News) today announced that it will release its first quarter results on Tuesday, May 13, 2008, before the market is opened.

On the same day, Management will host an interactive teleconference to discuss the results at 09:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1866-485-2399 from within Canada, 0-800-32-33-67 from within the U.K., or +972-3-918-0691 from other international locations.

The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  May 8, 2008